Mark P. Shuman

United States Securities and Exchange Commission

July 18, 2013

STANDARD DRILLING, INC.

870 Market Street, Suite 828

San Francisco, CA 94102

    July 18, 2013

VIA OVERNIGHT MAIL

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:    Standard Drilling, Inc. Form

Amendment No. 2 to Form 8-K

Filed May 13, 2013

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Filed May 20, 2013

Revised Preliminary Information Statement on Schedule 14C

Filed July 5, 2013

File No. 005-86340

Dear Mr. Shuman:

Standard Drilling, Inc. (“Standard Drilling”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 2, 2013, regarding our second amendment (“Amendment No. 2”) to the Form 8-K originally filed on May 10, 2013 (the “Original Form 8-K”) and amended on May 13, 2013 (“Amendment No. 1) and our Revised Preliminary Information Statement on Schedule 14C dated June 20, 2013( the “Revised Preliminary Information Statement”). A marked version of the third amendment to the Original Form 8-K (“Amendment No. 3”) is enclosed herewith reflecting all changes to Amendment No. 2  In addition, a marked version of the preliminary information statement as revised  is enclosed herewith reflecting all changes to the Revised Preliminary Information Statement.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 8-K/A Filed May 13, 2013

General

1.

Please revise your current report in the appropriate places to provide a more detailed description of your “small monthly administration fee” for your fundraising services, including whether it is part of a premium subscription service of bundled services or if it is a specific add-on solely related to fundraising. Further, please clarify whether the range of the fees charged varies with transaction size, type of financing activity or other characteristics.  Also, please revise to disclose whether the funding alternatives involve sales of securities, as defined by Section 2(a)(1) of the Securities Act, and whether any of your members have sold or offered to sell securities through your website.

We respectfully advise the Staff that we have amended our filing to disclose the following:

Mark P. Shuman

United States Securities and Exchange Commission

July 18, 2013

“Investor members are charged a $5 USD fee per month.  This fee is charged to cover the administrative costs associated with producing and delivering newsletters and other information of relevant interest to our Investor members.  Investor members are also allowed to review funding requests submitted by entrepreneur members.  The Investor fee remains five dollars each month and will be charged to the Investor member even if the Investor member chooses to not view the funding requests of Entrepreneur members.  The Investor fee is unrelated to whether an Investor member invests with any entrepreneur member and the amount of the Investor fee remains at five dollars per month regardless of the amount, if any, that an Investor member chooses to invest.  With their membership, Investor members receive the following: (i) customized matches to their mandated industry/geography, (ii) the ability to anonymously review and track prospects, (iii) opportunities produced by our automated process, and (iv) weekly digests listing all new investment opportunities.  Fees received from our Investor and VIP memberships are not based on the type of financing activity and is in no way related to any transactions in connection with another person or entities purchase or sale of securities.”

We further advise the Staff that the Investor fee is separate and apart from the subscription fee paid for our premium services.  EFactor’s VIP membership, a premium membership, is offered on a subscription basis over a contractual period that is typically 12 months.  VIP members receive discounts on webinars, events and EFactor’s library of content.

Finally, we advise the Staff that funding alternatives offered by Investor members to Entrepreneur members depends entirely upon the discretion of the Investor member.  We (the Company) do not provide any type of funding to our Entrepreneur members, nor do we suggest in any way the manner or type of consideration Entrepreneur members should provide to Investor members for any funding that an Investor member should provide.  Also, we do not inquire as to the type of transactions entered into by our Entrepreneur and Investor members.  As such, we are unable to tell the Staff whether any of our Entrepreneur members have sold or offered to sell securities through our website.  We neither endorse nor encourage, through our website or otherwise, any specific type of financing activity.

2.

We note your response to prior comments 1 and 2 regarding your EFactor Funding Request Program, as described on pages 16 and 17.  Please provide us a reasonably detailed analysis supporting your apparent conclusion that your facilitation of fundraising activities on behalf of your registered members, either as investors or recipients of investment funds, would not require your registration as a broker-dealer under Section 15 of the Securities Exchange Act of 1934.  Tell us whether securities have been sold by your entrepreneur members to investor members, pursuant to funding requests or otherwise, and tell us the nature and the extent of any such issuances.  Tell us the exemption from registration relied upon and that is expected to be relied upon with respect to any such offers and sales of securities.  Further, please revise to clarify why the ability of entrepreneur members to solicit investment funds from your investor members through your website would not be considered a general solicitation.

We respectfully advise the Staff that our Funding Request Program as described in our document does not require our registration as a broker dealer under the Securities Act of 1934 (the “Act”) for the following reasons.  Based on our Funding Request Program as described, we do not meet the criteria of a broker (as that term is defined in Section 3(a)(4)(A) of the Act).  Section 3(a)(4)(A) of the Act as any person engaged in the business of effecting transactions in securities for the account of others.  Our Funding Request Platform operates such that:

•

EFactor does not participate in the important parts of any transactions (securities related or

Mark P. Shuman

United States Securities and Exchange Commission

July 18, 2013

otherwise) between an Entrepreneur member and Investor member including solicitation, negotiation, or execution of the transaction;

•

EFactor charges its Investor a small monthly fee for administrative costs only; this fee does not change and does not depend upon the outcome or size of any transaction;

•

EFactor does not receive trailing commissions, such as 12b-1 fees or any other transaction-related fees;

•

EFactor is not otherwise engaged in the business of effecting or facilitating securities transactions;

•

EFactor does not handle the securities or funds of others in connection with securities or any other types of transactions

As a related matter, as noted above, we are unable to tell the Staff whether any securities have been sold by EFactor’s Entrepreneur members to Investor members.  As stated in the first bullet point above, we do not participate in the important parts of any transactions between Entrepreneur members and Investor members.  The funding requests of Entrepreneur members are matched with Investor members through EFactors proprietary algorithm; EFactor does not negotiate, decide or influence in any way the terms relating to any funding request.

In addition, EFactor does not engage in any general solicitations of investors.  In order to become an EFactor member, individuals must first create a profile.  How much and what type of information from the Member’s profile is made available for other Members is at the sole discretion of each Member.  EFactor also makes it clear that only Investors that are vetted and pay the Investor administration charge are considered to be safe by EFactor for Entrepreneurs to deal with and no other funding offers should be accepted by Entrepreneurs outside of the Finance Request system.  Potential investors cannot gain access to the information shared by EFactor Entrepreneurial members unless they do sign up as an Investor and pay the administration fee.

Entry into a Material Definitive Agreement, page 4

1.

Please revise your description of your MCC acquisition on page 12 to clarify that the 666,667 shares issued on a pre-split basis to DASPV and the 3, 490, 281 additional shares to be issued on a post-split basis to DASPV are already included in the 50 million shares issued to the 20 E-Factor shareholders upon close and the prospective 22,120,956 shares of common stock to be issued to DASPV post-split.  You should clearly disclose that DASPV and/or its control person Robert Wildmore is one of the 20 E-Factor shareholders and acquisition of MCC occurred simultaneously with the reverse merger of E-Factor.

The 666,667 EFactor shares were issued to DASPV upon the closing of the Sale and Purchase Agreement, which occurred simultaneously with the closing of the Exchange Agreement between Standard Drilling and EFactor.  Upon the completion of the Sale and Purchase agreement, 666,667 shares of EFactor were issued to DASPV.  The 666,667 EFactor shares were exchanged for 7,849,976 shares of Standard Drilling upon the closing of the Exchange Agreement.  The 7,849,976 shares issued to DASPV in exchange for the 666,667 EFactor shares were included in the 50 million Standard Drilling shares issued to EFactor certain shareholders under the Exchange Agreement.  Pursuant to the Sales and Purchase Agreement, an additional 3,490,281 shares of Standard Drilling will be issued to DASPV upon the completion of the 1-for-40 reverse stock split.  The additional 3,490,281 Standard Drilling shares to be issued to DASPV after the reverse stock split are a part of the 22,120,956 additional

Mark P. Shuman

United States Securities and Exchange Commission

July 18, 2013

post-reverse stock split shares of Standard Drilling to be received by certain EFactor shareholders under the Exchange Agreement.

We further advise that in response to the Staff’s comment, we have amended the disclosure on page 5 of Amendment 3 to the Form 8-K as follows:

“On August 17, 2012, EFactor entered into a Sale and Purchase Agreement to acquire 100% of the ownership of MCC International Ltd (registered in England Number 2953598) (hereinafter “MCC”) from DASPV, PTE Ltd (“DASPV”) in exchange for 666,667 shares of EFactor’s common stock.  On execution of the Sale and Purchase Agreement the parties agreed to be irrevocably bound to the sale and purchase of the MCC shares subject to a specific provisions permitting either party to fail to close the transaction in the event certain conditions precedent to closing were not satisfied.  One such precondition to the closing of this transaction was that EFactor’s shares would be listed on a U.S. stock exchange and have publicly tradable shares by September 30, 2012.  By September 30, 2012, however, EFactor’s shares were not listed on a U.S. stock exchange, and the transaction between EFactor and DASPV did not close.

As reported above, on February 1, 2013, EFactor entered into the Exchange Agreement with Standard Drilling.  Subsequently, on February 11, 2013 EFactor via Standard Drilling entity and MCC entered into an amendment to the Sale and Purchase Agreement, wherein both parties agreed that upon the filing by Standard Drilling of the Current Report on Form 8-K containing “Form 10” disclosure with the Securities and Exchange Commission, that the condition precedent for EFactor to list on a U.S. stock exchange and have publicly traded shares would be satisfied and any right by either party to not close the Sales and Purchase Agreement pursuant to the terms thereof was otherwise extinguished.  As a result, upon the filing of Standard Drilling’s original Current Report on Form 8-K with the Securities and Exchange Commission on February 14, 2013, the transaction between EFactor and MCC closed and MCC became a wholly owned subsidiary of EFactor and DASPV received 666,667 shares of EFactor.

As part of the consideration for the closing the Exchange Agreement between Standard Drilling and EFactor, certain shareholders of EFactor (including DASVP) received (a) 50,000,000 shares of Standard Drilling common stock; (b) 5,000,000 shares of a yet to be created series of Standard Drilling preferred stock to be entitled the “Series A Convertible Preferred Stock”; and (c) approximately 22,120,956 additional shares of Standard Drilling’s common stock upon the effectiveness of a 1-for-40 reverse stock split of SDI’s common stock.  Further, upon the simultaneous closing of the Exchange Agreement and Sales and Purchase agreement, MCC became a wholly-owned subsidiary of EFactor, DASPV received 666,667 shares of EFactor, and DASPV, as one of the certain shareholders under the Exchange Agreement, received 7,849,976 shares of Standard Drilling’s common stock (which is included in the 50 million shares issued to certain EFactor shareholder under the Exchange Agreement) in Exchange for DASPV’s 666,667 shares of EFactor, with an additional 3,490,281 shares of Standard Drilling common stock to be issued to DASPV after the completion of the 1-for-40 reverse stock split (which are part of the 22,120,956 post-reverse stock split shares to be issued to certain EFactor shareholders under the Exchange Agreement).”

Description of Business

General

4.

Please revise to clarify whether your Advisory Services and Public Relations categories of revenue described on page 14 of your Form 10-Q is filed on May 20, 2013 comprise of the activities of EQMentor and MCC, respectively.  It is unclear whether those services result from the legacy business of those EQMentor or MCC through additional cross-selling of these services to your members.  To the extent a material amount of your revenues from these units result from clients that are not related to your E-Factor social network, please describe the nature of their respective legacy businesses both here and in future management’s discussion and analysis disclosures.

As stated in our Form 10-Q for the quarterly period ended March 31, 2013, the increase in mentoring fees for that quarter were associated with the addition of EQMentor.  Mentoring fees reported for the quarter are a result of EQMentor’s legacy business.  The mentoring fees were generated from customers that engaged EQMentor’s services prior to our acquisition of EQMentor.  Accordingly, we have amended our Form 8-K to include the following disclosure on page 40:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Results of Operations

The EQmentor revenue of $136,563 is classified under the “Advisory Services” and the MCC International revenue of $42,195is presented under “Public Relations”. In those two categories there is not any EFactor member revenue. During the first quarter EQmentor and MCC did not generate any revenue from “cross selling” of services to our members. The revenues generated are entirely sales derived customers acquired in the two acquisitions.

EQmentor is an online professional development company that provides working professionals 24/7 access to a custom-matched mentor, a global cross-industry peer community, and repositories of knowledge to empower high performance in the workplace. EQmentor certifies its mentors from around the world, and from most industries and vocations. These mentors are typically of the Baby Boomer generation or retirees, have had successful professional careers, and are genuinely and intrinsically, interested in mentoring others. Mentors work asynchronously and online, allowing EQmentor to recruit the best mentors for each mentee.

MCC International is a Public Relations and Communications agency, founded in 1988. The agency promotes high and emerging technology and science companies, as well as professional service organizations, from entrepreneur start-ups and spin-offs to global consumer brands. MCC has the ability to deliver a full marketing mix to its clients: blogging, copywriting, email and banner campaigns, multimedia productions, print and design material, SEO strategies, social media, TV and radio campaigns and website design.

E-Factor, page 11

5.

Your response to prior comment 12 does not provide persuasive support for management’s belief that you are the world’s largest niche social network for entrepreneurs.  If you are unable to substantiate your market share or the belief that you are the largest social network with internal or third-party data or reports, please revise to describe your relative market position in terms that you are able to substantiate.

In response to the Staff’s comment we have amended our filing to remove language stating that EFactor is the world’s largest niche social network for entrepreneurs.  We have included the following disclosure on page 11 of Amendment No. 3 to the Form 8-K.

EFactor was organized as a Delaware corporation on October 30, 2007.  On March 1, 2008, EFactor launched EFactor.com, which, based on management’s research, is one of the few niche social networks for entrepreneurs whose members are business owners/founders in a network dedicated to their requirements with over 1 million members in all 195 countries listed by the United Nations, representing 240 industries. EFactor is a 90% custom built platform.  Most of the code is created by EFactor contractors/employees and is only used by EFactor. Code and designs are proprietary to EFactor and are protected by confidentiality agreements we enter into with our employees and third-party contractors.

6.

In response to prior comment 13, your revised definition of “Members” on page 11 includes only individuals that sign-up through your website and is now inconsistent with the definition on page 21that “members” are anyone that visits your website.  Please revise to reconcile.

We note the Staff’s comment and have amended the language on page 21 of our filing to state: “A key element to our continued growth is the ability of our visitors (whom we define as anyone who visits our website regardless of whether or not they are a member)...”

Management’s Discussion and Analysis

Overview, page 37

7.

Please revise the discussion of your current liquidity position to emphasize your $28,000 cash balance as of March 31, 2013, updated to the most recent practicable date.  Advise us concerning the relevance of your disclosure on page 41 that you have raised $5 million in debt and equity funding in the past 3 fiscal years.  Also, emphasize the uncertainties with respect to your ability to obtain additional capital from “respected investment banking firms” and tell us the basis for your statement that you expect to receive capital from those sources within the specific dollar range you disclose.  Please delete these projections of capital you hope to receive, unless you can provide support for the statements.  Your liquidity discussion should focus on the amounts of cash you will need to raise to implement your business plans and fully integrate your acquisitions, the uncertainty of your ability to raise such amounts, and the consequences of any inability to fund capital needs.

In response to the Staff’s comment we have included the following language on page 41 of Amendment No. 3 to our Form 8-K to provide the following disclosure:

Liquidity and Capital Resources

Introduction

The current cash position of the Company is a mere $15,000, however, the Company on June 11th entered into a $750,000 Bridge Financing agreement with an accredited investor whereas it provides a line of Credit to the Company for its working capital requirements.  The Company currently has drawn down $300,000 of the $750,000 available amount.

The Company has been able to satisfy short term needs through the sale of securities to individual accredited investors, over the past year. Even though management has had success in the past in generating funds from these sundry sources of capital, there can be no assurance or certainties that we will be successful in procuring these types of proceeds in the future.

We expect to expend approximately $285,000 in connection with development of our website and the expansion of our business.  In addition, to strengthen its ability to generate higher revenues and profitability EFactor is acquiring strategically complementary business to significantly build its membership base and product/service offerings.  The targeted businesses are either producing cash or sufficiently close to breakeven in order to not increase EFactor's burn rate.  Additionally, the Company is closely controlling its costs as revenues are building.

To secure its long term objectives for growth and profitability the Company is in active discussions with respected investment banking firms to assist the Company in its long-term strategies.   The Company believes it will require approximately $10 million dollars as an interim step in achieving its mid- term goals of which $2.5 million will be utilized in solidifying its current business. There can be no assurance that we will be able to achieve this type of capital raise.

We respectfully advise the Staff that our added disclosure emphasizes the it is uncertain that we will be able to obtain the estimated amount of funds to implement our business strategy,  In addition, we have also removed language containing projections of the amount of capital we hope to receive.

8.

We are unable to find any key metrics discussion beyond revenue and operating loss that is responsive to prior comment 16.  Please describe your key metrics and disclose such measures in management’s discussion and analysis, providing an explanation for period to period variations.  For example, you disclose the number of members, visitors, average monthly members, etc. in your description of business, but do not provide these items as key metrics or evaluate the periodic changes of these items.

In response to the Staff’s comment, we have revised page 37 of Amendment No. 3 to the Form 8-K to include the following disclosure:

The Company is currently monitoring; visitors, unique visitors to the site, page views, pages per visit, and percent bounce rate and new visits. We believe that these are critical drivers at this stage of our business development. The current trend for this over the last six months compared to the six months previously is listed below:

	2012-01	2012-02	2012-03	2012-04	2012-05	2012-06
Visits	714,604	702,044	762,512	781,481	749,231	809,343
Unique Visitors	543,133	435,001	452,748	539,922	521,872	494,751
Page views	1,340,268	1,997,931	2,009,375	1,837,579	1,754,506	1,672,730
Pages per Visit	1.88	2.85	2.64	2.35	2.34	2.07
Bounce Rate	56.50%	43.57%	45.99%	42.36%	51.05%	61.75%
% of New Visits	71.38%	55.38%	52.11%	64.15%	65.01%	56.50%

	2013-01	2013-02	2013-03	2013-04	2013-05	2013-06
Visits	1,589,924	1,456,186	1,422,937	1,616,024	1,464,232	1,652,522
Unique Visitors	664,304	560,630	809,985	921,019	812,107	932,409
Page views	7,042,860	5,980,918	5,051,689	5,938,697	5,675,292	5,338,941
Pages per Visit	4.43	4.11	3.55	3.67	3.88	3.23
Bounce Rate	21.76%	23.38%	29.50%	21.18%	16.80%	15.39%
% of New Visits	36.76%	32.13%	51.55%	52.59%	50.18%	51.21%

The E-Factor Corp. Financial Statements

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page 14

9.

Please describe the nature of the components included in the deferred tax asset presented in the table.  Refer to ASC 740-10-50-2.

The Deferred Tax Asset is solely related to Net Operating Loss carry-forwards and the Company is adding the following disclosure:

The nature of the components of the deferred tax asset is entirely attributable to the Net operating loss carry-forwards incurred by the Company less any permanent differences that maybe used in future years to offset future tax liabilities.  We believe that it is more likely than not that the benefit from certain NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $2,936,449 on the deferred tax assets relating to these NOL carryforwards.

Note 10. Acquisition of EQMentor, Inc., page 15

10.

We note that the number of equity shares to be issued as consideration was conditioned upon a minimum publically tradable price of $2.9541. Please demonstrate how the probability of that contingency was factored into the computation of the fair value of the consideration on the measurement date. Tell us how you are accounting for this condition.

In the original agreement, this paragraph was added by the seller. However, it was always part of the agreement for EFactor to complete a reverse stock split on the date trading begins. The stock would be split to effect a $4.80 share price. As a result, this provision is effectively nullified because the share price would always exceed $2.9541. As a result, we assigned a zero value to any contingent shares that would have been issued pursuant to this provision. The probability of issuing additional shares was deemed to be remote, further supporting a zero value.

Subsequently, the Company was amended this agreement to exclude this provision, which fixed the amount shares issued in the exchange with the previous shareholders of EQmentor. We will amend our disclosure as listed below:

Under the Agreement, the Company agreed to issue and exchange 679,094 shares of its common stock for all of the issued and outstanding stock of EQmentor.  Also in the Agreement, EQmentor agreed to remove all long-term liabilities of this entity that were previously reflected in their December 31, 2011 and June 30, 2012 financial statements. EQmentor extinguished several long-term notes through the issuance of preferred and common stock of EQmentor prior to the merger with the Company. The Company provided through an Employment Agreement with the former president of EQmentor, six guaranteed quarterly bonus amounts of 103,333.3 each, net of taxes, to liquidate a line of credit with a major financial institution that was secured by the former president of EQmentor’ s personal residence.

11. Please refer to your pro forma information for the years ended December 31, 2011 and 2012 and tell us how you determined that these amounts comply with ASC 805-10-50-2(h). In this regard, please explain why the pro forma revenue amount that you have presented is less than total revenue presented in the audited financial statements. Indicate whether intercompany revenue was eliminated in preparing the pro forma information.

The Company believes it has complied with all aspects of ASC 805-10-50-2(h), furthermore there were no intercompany adjustment required to be made. The Company has shown below the audited revenue compared to the proforma revenue presented in the 8K/A filing and does not see your referenced difference in the revenue numbers presented.

THE E-FACTOR CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

			For the Years Ended December 31,
			2012			2011

Revenues			$309,607			$165,180
Pro Forma Consolidated Statements of Operations
Standard Drilling, Inc. For the Twelve Months Ended December 31, 2012
The E-Factor Corp. For the Twelve Months Ended December 31, 2012
						Pro-Forma
		The				Adjusted
	Standard	E-Factor	Combined	Pro Forma		Combined
	Drilling, Inc.	Corp	Totals	Adjustments	REF	Totals
REVENUES	$-	$309,607	$309,607	$-		$309,607
THE E-FACTOR CORP.
Pro Forma Consolidated Statements of Operations
Standard Drilling, Inc. For the Year Ended December 31, 2011
The E-Factor Corp. For the Year Ended December 31, 2011
						Pro-Forma
		The				Adjusted
	Standard	E-Factor	Combined	Pro Forma		Combined
	Drilling, Inc.	Corp	Totals	Adjustments	REF	Totals
REVENUES	$-	$165,180	$165,180	$-		$165,180

Schedule 14C Filed June 20, 2013

12. On page 15 of your revised information statement, you indicate that you will provide detailed information, including audited financial statements, of Home Training Initiative in another Information Statement, or other proper filing, prior to the closing the transaction after you meet or believe all pre-closing conditions will be met. Either provide information regarding your proposed Home Training Initiative acquisition that is consistent with the requirements of Note A to Schedule 14 A, or clarify that you will provide your shareholders the right to approve any such merger with a shareholder vote. If you choose the latter, please revise to clarify that you will file a separate proxy statement and conduct a shareholder vote.

We respectfully advise the staff that shareholders will be provided with the right to approve the transaction with Home Training Initiative with a shareholder vote.  In addition, the Company has revised the disclosure on page 15 of the Revised Information Statement as follows:

Since the Company does not know if it will close the proposed transaction with Home Training Initiative it is not providing any information regarding Home Training Initiative in this Information Statement.  However, if the Company and HT meet all conditions to closing or if the Company believes all conditions will be met, then the Company will deliver a separate proxy statement on Schedule 14A to the Company’s shareholders providing information relating to the transaction with HT and the Company’s shareholders will be provided with the right to approve the transaction with HT by shareholder vote..  A preliminary copy of the proxy statement and form of proxy will be filed with the Securities and Exchange Commission at least 10 calendar days prior to the date definitive copies of such material are first sent or given to the Company’s shareholders..

13. In light of your proposed actions to effectively increase your authorized common stock by means of the reverse split and thereafter use the additional authorized and unreserved shares for the purposes you describe including exchanges with former holders of E-Factor shares, the information statement must comply with Items 12 and 13 of Schedule 14A. Please refer to Items 11(e) and 12 (f) of Schedule 14A. Specifically, your information statement should present financial statements that conforms to the requirements of paragraph (a)(1) of Item 13 of Schedule 14A, together with management's discussion and analysis that satisfies the requirements of paragraph (a)(3) of that Item 13. Please note that paragraph (b)(2) of Item 13 describes a means of providing this information that may be available to you.

In response to the Staff’s comment we refer to the Company’s response to Staff comment 12 above.  Given that the Company will deliver a separate proxy statement proxy statement to the Company’s shareholders providing information relating to the transaction with Home Training Initiative, the Company believes it is not required to include in the Information Statement the information set forth in Items 11, 12 and 13 of Schedule 14A.

14. Please advise us whether your current strategy is to continue to operate E-Factor as a 0% owned subsidiary or if there are any current business plans or arrangements to attempt to acquire any or all of the minority interest shares in E-Factor.

We respectfully advise the Staff that after the Information Statement is filed in definitive form, it is the Company’s strategy to change its name to EFactor Group Corp. and acquire the remaining 30% of EFactor shares held by EFactor shareholders, making EFactor a wholly owned subsidiary (100%) of the holding company EFactor Group Corp.  We have included the following disclosure on page 14 of the Revised Information Statement:

After the filing of this Information Statement in definitive form, and after the closing of the Exchange Agreement, it is the Company’s strategy to change the name of the Company to EFactor Group Corp. and acquire the remaining 30% of EFactor shares held by EFactor shareholders, making EFactor a 100% wholly-owned subsidiary of the Company.

Form 10-Q for Fiscal Quarter Ended March 31. 2013 Cover page

15.

We note that you have checked the Smaller Reporting Company box on the cover of your Form 10-Q. The XBRL Document and Entity Identification Information rendered as part of your filing appears to contain a number of data element errors, including but not limited to, your classification as a non-accelerated filer. Please revise to comply with the requirements of Section 405 of Regulation S-T and the EDGAR Filer Manual.

This was an error in our EDGARization process and will be corrected in future filings.

Notes to Consolidated Financial Statements (Unaudited)

Note 8. Acquisition of MCC International, page 11

16. Tell us how you determined that the historical financial statements of MCC International are not required to be filed pursuant to Rule 8-04 of Regulation S-X. Ensure that your response includes supporting computations for the significance tests set forth in paragraph 8-04(b). Be advised that if an acquisition is made after a transaction accounted for as a reverse acquisition of the registrant but before the registrant's audited financial statements for the fiscal year in which the reverse acquisition occurred are filed and the audited financial statements for the accounting acquirer have been filed with the SEC then measure significance against the accounting acquirer's financial statements.

We agree with the staff’s comment that the Company “is required” to file historical financial statements for MCC International pursuant to Rule 8-04 of Regulation S-X as it exceeds the 20% threshold in the sundry significance tests. The Company is in the process of completing the related two year audit.

17. Tell us how you accounted for the 3,490,281 shares of contingent consideration to be issued after the proposed l-for-40 reverse stock split. Include a discussion of the valuation and classification of any contingent consideration as set forth in paragraphs 5 and 6 of ASC 805-30-25.

We note the Staff’s comment.  The value of these shares was included in the purchase price calculation and purchase price allocation pursuant to ASC 805.

Very truly yours,

STANDARD DRILLING, INC.

By: /s/ Adriaan Reinders

Name: Adriaan Reinders

Title: Chief Executive Officer